UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Westwood One, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

961815305
(CUSIP Number)

Eric R. Hattler The Gores Group, LLC 10877 Wilshire Boulevard, 18th Floor Los Angeles, CA 90024 310.209.3980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

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1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,977
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,977
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,977
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,977
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,977
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,977
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 4 of 8 Pages

Explanatory Note:  This Amendment No. 10 (“Amendment No. 10”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 27, 2009 (“Amendment No. 5”), Amendment No. 6 thereto filed on August 3, 2009 (“Amendment No. 6”), Amendment No. 7 thereto filed on August 18, 2010 (“Amendment No. 7”), Amendment No. 8 thereto filed on March 2, 2011 (“Amendment No. 8”) and Amendment No. 9 thereto filed on August 8, 2011 (the Original 13D and Amendments Nos. 1 through 10, collectively, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability Issuer (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons” and together with certain of the affiliates of the Reporting Persons, “Gores”).

Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 9. Capitalized terms used but not otherwise defined in this Amendment No. 10 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 9, as applicable.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Westwood  One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1166 Avenue of the Americas, 10th Floor, New York, New York 10036.

Item 3. Source and Amount of Funds or Other Consideration

As previously reported, on July 30, 2011, the Issuer, Radio Network Holdings, LLC, a Delaware limited liability company and the Issuer’s wholly-owned subsidiary (“Merger Sub”), and Verge Media Companies, Inc., a Delaware corporation (“Verge”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Verge with and into Merger Sub with Merger Sub surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”).  The Merger became effective on October 21, 2011.

Pursuant to the Merger Agreement and immediately prior to the effective time of the Merger, the Issuer filed an amended and restated charter with the Delaware Secretary of State (the “Restated Charter”) providing for two authorized classes of common stock, of which one class was designated Class A Common Stock and one class was designated Class B common stock, par value $0.01 per share (“Class B Common Stock”). Upon the effectiveness of the Restated Charter, each issued and outstanding share of Issuer common stock was reclassified and automatically converted into one share of Class A Common Stock without any further action on the part of the holders thereof (the “Reclassification”). As a result of such Reclassification, Gores acquired 17,212,977 shares of Class A Common Stock.  Upon consummation of the Merger, the sole stockholder of Verge received 34,237,638 shares of Class B Common Stock representing approximately 59% of the total outstanding common stock of the Issuer and approximately 59% of the combined voting power of the Issuer, in each case on a fully diluted basis.

The foregoing descriptions of the Merger Agreement and the Restated Charter do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement and form of Restated Charter, copies of which are filed herewith as Exhibits 1 and 2, respectively, and the terms of which are incorporated herein by reference in their entirety.

Concurrently with the consummation of the Merger, Gores Radio entered into the Registration Agreement (as defined in Item 6). Gores Radio did not pay any consideration to the Issuer upon entering into this agreement.

Item 4. Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Upon the effectiveness of the Restated Charter, the Board of Directors of the Issuer (the “New Board”) was reduced from eleven members to nine members.  Pursuant to the Merger Agreement, the Issuer is initially entitled to designate three members of the New

CUSIP No. 961815305	13D	Page 5 of 8 Pages

Board, one of whom must be independent under applicable stock exchange rules.  Jonathan Gimbel and Mark Stone, employees of Gores, and H. Melving Ming, an independent director, were designated by the Issuer and became members of the New Board on October 21, 2011.

Pursuant to the Restated Charter (i) at each meeting of stockholders or action by written consent in lieu thereof in which directors are to be elected, the holders of Class A Common Stock (voting as a separate class) are entitled to elect three of the nine members of the New Board, at least one of whom must be independent under applicable stock exchange rules (the “Class A Directors”) and (ii) until the third anniversary of the effective date of the Restated Charter, the affirmative vote of not less than two-thirds of the Class A Common Stock (voting as a separate class) is required to approve a sale of the Issuer, subject to certain exceptions (the “Class A Sale Veto Right”). As a result, so long as Gores beneficially owns a majority of the Class A Common Stock, Gores will have shares with voting power sufficient to elect the Class A Directors and, so long as Gores beneficially owns at least two-thirds of the Class A Common Stock, Gores will have shares with voting power sufficient to exercise the Class A Sale Veto Right.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and Item 6 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

 (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The respective percentages set forth in Item 13 on the cover page(s) hereto are based on 22,604,642 shares of the Issuer’s common stock outstanding as of August 31, 2011, as disclosed in the Issuer’s Information Statement on Schedule 14C filed on September 22, 2011.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

CUSIP No. 961815305	13D	Page 6 of 8 Pages

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) There were no transactions in the shares of Issuer common stock that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Registration Agreement

In connection with the Merger, on October 21, 2011, Gores Radio entered into a Registration Agreement (the “Registration Agreement”) with the Issuer and Triton Media Group LLC. Pursuant to the Registration Agreement, Gores Radio shall have the right, on either one or an unlimited number of occasions, depending on the form of registration to be used, to demand that the Issuer register shares of Class A Common Stock under the Securities Act of 1933, subject to certain limitations. The Issuer shall then use its reasonable best efforts to file the applicable registration statement and to cause such registration statement to remain effective, in each case, within the period and for the time periods required by the Registration Agreement. In addition, Gores Radio is entitled to unlimited piggyback registration rights with respect to the registration of any equity securities of the Issuer, subject to certain limitations.

These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of Class A Common Stock held by such stockholders to be included in such registration. Subject to certain exceptions, the Issuer is generally required to bear all expenses of such registration (other than underwriting discounts and commissions).

The foregoing description of the Registration Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Registration Agreement, a copy of which is filed as Exhibit 3 hereto and the terms of which are incorporated herein by reference.

CUSIP No. 961815305	13D	Page 7 of 8 Pages

Amended and Restated Investor Rights Agreement

On October 21, 2011, the Issuer, Gores Radio, and certain investors entered into an Amended and Restated Investor Rights Agreement (the “A&R Investor Rights Agreement”).  Among other things, the A&R Investor Rights Agreement amended and restated the Investor Rights Agreement to remove the right of the Original Investor Stockholders to nominate one independent director to the Issuer’s Board and to modify piggyback registration rights to be consistent with the terms of the Registration Agreement.

The foregoing description of the A&R Investor Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the A&R Investor Rights Agreement, a copy of which is filed as Exhibit 4 hereto and the terms of which are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit	Description of Exhibit

Exhibit 1
Agreement and Plan of Merger, dated as of July 30, 2011, among Westwood One, Inc., Radio Network Holdings, LLC, and Verge Media Companies, Inc. (incorporated herein by reference to Annex A of Schedule 14C filed by the Issuer on September 22, 2011).

Exhibit 2
Amended and Restated Certificate of Incorporation of Westwood One, Inc., as filed with the Secretary of State of the State of Delaware on October 21, 2011 (incorporated by reference to Annex B-1 of Schedule 14C, filed by the Issuer on September 22, 2011).

Exhibit 3	Registration Agreement, dated as of October 21, 2011, by and among Westwood One, Inc., Gores Radio Holdings, LLC and Triton Media Group, LLC.

Exhibit 4	Amended and Restated Investor Rights Agreement, dated as of October 21, 2011, by and among Westwood One, Inc., Gores Radio Holdings, LLC and the other investors identified on Annex A thereto.

CUSIP No. 961815305	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2011

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Jonathan Gimbel
Jonathan Gimbel
Principal

THE GORES GROUP, LLC

	By:	/s/ Jonathan Gimbel
Jonathan Gimbel
Principal